================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

================================================================================

                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                         CONSUMERS FINANCIAL CORPORATION
                       (Name of Subject Company (Issuer))

                         CONSUMERS FINANCIAL CORPORATION
                      (Names of Filing Persons (Offerors))

                        8 1/2% PREFERRED STOCK, SERIES A
                         (Title of Class of Securities)

                                   210520 10 2
                      (CUSIP Number of Class of Securities)

================================================================================

                              R. Fredric Zullinger
                Senior Vice President and Chief Financial Officer
                         Consumers Financial Corporation
              1513 Cedar Cliff Drive, Camp Hill, Pennsylvania 17011
                                 (717) 730-6306
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
                   Communications on Behalf of Filing Persons)

                                    COPY TO:
                            Shaun R. Eisenhauer, Esq.
                                Duane Morris LLP
             305 North Front Street, Harrisburg, Pennsylvania 17101
                                 (717) 237-5505
================================================================================

                            CALCULATION OF FILING FEE

         Transaction Valuation *                 Amount of Filing Fee
   -----------------------------------   -----------------------------------
             $ 1,991,501.60                           $  183.22

* For purposes of calculating Amount of Filing Fee only. The amount assumes the purchase of 452,614 shares of 8 1/2% Preferred Stock, Series A (the "Shares") of Consumers Financial Corporation (the "Company") at a price per share of $4.40. Such number of shares represents all of the Shares outstanding as of July 19, 2002.



[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2), and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  N/A          Form or Registration No.:  N/A

     Filing Party:  N/A                    Date Filed:  N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ]  third-party  tender  offer  subject  to  Rule  14d-1.

     [X]  issuer  tender-offer  subject  to  Rule  13e-4.

     [ ]  going  private  transaction  subject  to  Rule  13e-3.

     [ ]  amendment  to  Schedule  13D  under  Rule  13d-2.

[ ] Check this box if the filing is a final amendment reporting the results of the tender offer

                                  INTRODUCTION

     This Tender Offer Statement on Schedule TO (this "Schedule TO") is filed by Consumers Financial Corporation, a Pennsylvania corporation (the "Company"). This Schedule TO relates to the offer by the Company to purchase all of the outstanding shares of 8 1/2% Preferred Stock, Series A (the "Shares") of the Company at a purchase price of $4.40 per Share, net to the seller in cash, plus accrued dividends on such Shares, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 19, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-11 and 13 of this Schedule TO.


ITEM 12.        EXHIBITS

(a)(1)          Offer to Purchase.

(a)(2)          Letter of Transmittal.

(a)(3)          Notice of Guaranteed Delivery.

(a)(4)          Letter to Brokers, Dealers, Banks, Trust Companies and Other
                Nominees.

(a)(5) Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)          Text of Press Release dated July 19, 2002, issued by the
                Company.

(a)(8)          Letter to Stockholders from the Company.

(b)             None.

(c)             None.

(d)(1) Option Agreement dated February 13, 2002 (as amended as of May 31, 2002) between the Company and CFC Partners Ltd.

(e)             None.

(f)             None

(g)             None.

(h)             None.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 19, 2002

                                   CONSUMERS FINANCIAL CORPORATION

                                   By :  /s/ James C. Robertson
                                   -------------------------------
                                   Name:   James C. Robertson
                                   Title:  President and Chief Executive Officer

                                  EXHIBIT INDEX
                               (Item 12 Exhibits)



EXHIBIT
 NUMBER         EXHIBIT NAME
-------         ------------

(a)(1)          Offer to Purchase.

(a)(2)          Letter of Transmittal.

(a)(3)          Notice of Guaranteed Delivery.

(a)(4)          Letter to Brokers, Dealers, Banks, Trust Companies and Other
                Nominees.

(a)(5) Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)          Text of Press Release dated July 19, 2002, issued by the
                Company.

(a)(8)          Letter to Stockholders from the Company.

(b)             None.

(c)             None.

(d)(1) Option Agreement dated February 13, 2002 (as amended as of May 31, 2002) between the Company and CFC Partners Ltd.

(e)             None.

(f)             None

(g)             None.

(h)             None.